Exhibit 4(c)

TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA
(TIAA)
730 Third Avenue, New York, N.Y. 10017-3206
Telephone: 800-842-2733

Endorsement to Your TIAA Deferred Annuity Contract

Effective Date: March 31, 2011

This endorsement is part of your contract with TIAA. It adds a provision to your contract, as follows:

An internal funding vehicle transfer is the movement of accumulations among or between any of the following:

i.	your Traditional Annuity accumulation

ii.	your Real Estate Account accumulation

iii.	your Investment Account accumulation

iv.	your companion CREF certificate

v.	any other funding vehicle accumulation you may have which is administered by TIAA or CREF on the same record-keeping system as this contract.

However, an internal funding vehicle transfer does not include any of the following:

  Systematic withdrawals and transfers (SWATs)

  Automatic rebalances

  Any transaction arising from a TIAA sponsored advice product or service

  Transfer Payout Annuity (TPA) payments directed to the Real Estate Account.

You may not apply internal funding vehicle transfers to your Real Estate Account accumulation if after giving effect to such transfer the total value of your Real Estate Account accumulation under this contract and any other TIAA annuity contract or certificate issued to you would exceed a threshold amount of $150,000. Any internal funding vehicle transfer which cannot be applied pursuant to this rule will be rejected in its entirety and we will communicate such rejection to you. If, as of the effective date of this endorsement, the total value of your Real Estate Account accumulation under this contract and any other TIAA annuity contract or certificate issued to you already exceeds the threshold amount, you will not be required to reduce such accumulation to a level at or below the threshold.

The Real Estate Account accumulation unit values used in applying this provision will be those calculated as of the valuation day preceding the day on which the proposed transfer is to be effective. For the purpose of this provision, the total value of your Real Estate Account accumulation will include the value of any pending internal funding vehicle transfers into your Real Estate Account accumulation under any TIAA annuity contracts or certificates issued to you.

TIAA reserves the right in the future to increase or decrease the threshold dollar amount associated with this provision. However, the threshold amount will never be less than $100,000. If, as of the

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Endorsement to Your TIAA Contract

effective date of such a change in the threshold amount, the total value of your Real Estate Account accumulation under this contract and any other TIAA annuity contract or certificate issued to you already exceeds the new threshold amount, you will not be required to reduce such accumulation to a level at or below the new threshold. TIAA also reserves the right in the future to include among the restricted transactions any of the categories currently excluded above or to include any categories of transactions associated with services that may be introduced in the future. Any such future changes will only affect transactions with effective dates on or after the effective date of such change. You will be given at least two months advance written notice of any such change.

Nothing in this endorsement shall be construed to limit TIAA’s right to stop accepting premiums and/or internal transfers at any time.

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